UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 4/01/22 (MM/DD/YY) AND ENDING 3/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XLII Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10023 Apple Creek Drive
(No. and Street)

| Dallas | Texas | 75243 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Clarence Anderson | 972-721-3613 | clarencejanderson |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

| 5179 CR 1026 | Celeste | Texas | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 2/24/2009 | 3366 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ~~Clarence Anderson~~ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ~~XLII Financial Services, LLC~~ , as of ~~3/31~~ , 2~~02~~ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI HERRERA
Notary Public, State of Texas
My Commission Expires
March 04, 2026
NOTARY ID 125351171

Signature: _____

Title: COO

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of XLII Financial Services LLC as of March 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of XLII Financial Services LLC as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of XLII Financial Services LLC's management. Our responsibility is to express an opinion on XLII Financial Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to XLII Financial Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of XLII Financial Services LLC's financial statements. The supplemental information is the responsibility of XLII Financial Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as XLII Financial Services LLC's auditor since 2019.

Celeste, Texas
June 8, 2023

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

**XLII FINANCIAL SERVICES LLC**
**Statement of Financial Condition**
**March 31, 2023**

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 11,323 |
| Commissions receivable | | 6,328 |
| Prepaid expenses | | 225 |
| **TOTAL ASSETS** | $ | 17,876 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts Payable | $ | 875 |
| | | 875 |
| **TOTAL LIABILITIES** | | |
| **Member's Equity** | | 17,001 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 17,876 |

**XLII FINANCIAL SERVICES LLC**
**Statement of Income**
**Year Ended March 31, 2023**

| | |
|---|---|
| **Revenue** | |
| Mutual fund commissions | $ 35,342 |
| Variable annuity insurance commissions | 755 |
| TOTAL REVENUE | $36,097 |
| **Expenses** | |
| Professional fees | 12,887 |
| Regulatory expenses | 1,520 |
| Other | 392 |
| TOTAL EXPENSES | 14,799 |
| **NET INCOME** | $ 21,298 |

See notes to financial statements

**XLII FINANCIAL SERVICES LLC**
**Statement of Changes in Member's Equity**
**Year Ended March 31, 2023**

|                          | Total        |
|--------------------------|-------------:|
| Balance at March 31, 2022 | $    32,598 |
| Net income               | 21,298       |
| Contributions from member | 6,000       |
| Distributions to member  | (42,895)     |
| Balance at March 31, 2023 | $    17,001 |

**XLII FINANCIAL SERVICES LLC**
**Statement of Cash Flows**
**Year Ended March 31, 2023**

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $21,298 |
| Adjustments to reconcile net income to | |
| net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in commissions receivable | 16,244 |
| Increase in accounts payable | 875 |
| Net cash provided by operating activities | 38,417 |

**Cash flows from financing activities**

| | |
|---|---:|
| Distributions to member | (42,895) |
| Contributions from member | 6,000 |
| Net cash used in financing activities | (36,895) |
| **Net increase in cash** | 1,522 |
| **Cash at beginning of year** | 9,801 |
| **CASH AT END OF YEAR** | $   11,323 |

**Supplemental Disclosure of Cash Flow Information:**

There was no cash paid during the year for interest or income taxes.

## Note 1 - Nature of Business and Significant Accounting Policies

**Nature of Business:**

XLII Financial Services LLC (the "Company") was organized as a Texas limited liability company in June 2017.  The Company is a wholly-owned subsidiary of KLC Anderson Holding Company LLC (the "Parent"), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company's operations consist primarily in providing mutual funds and variable annuity insurance brokerage services to individuals in Texas.

**Significant Accounting Policies:**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Note 1 - Nature of Business and Significant Accounting Policies (continued)**

Revenue Recognition

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the fund and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Parent is also a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of the Parent's member; therefore, federal income taxes are not payable by or provided for the Company.

**Note 2 – Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $10,448 which was $5,448 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1.

**Note 3 – Related Party Transactions/Economic Dependency/Concentration of Revenue and Services**

The Company and its Parent are both under the control of the sole member of the Parent, and the Company is economically dependent on its Parent and its Parent's sole member. The existence of that control and dependency creates operating results and financial position significantly different than if the parties were autonomous. Transactions between the Company, its Parent and the Parent's sole member were not consummated on terms equivalent to arm's length transactions.

The sole member of the Parent (the "Member"), who is also an officer and registered securities representative of the Company, generated all of the revenue for the year ended March 31, 2023 and received no compensation. The Company is economically dependent upon the Member due to the concentration of revenue generated.

The Member provides office space and general overhead for the Company at no cost to the Company.

**Note 4 – Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 5 – Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2023, through June 8, 2023, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2023.

## XLII FINANCIAL SERVICES LLC
### Supplemental Information
### Pursuant to Rule 17a-5
### March 31, 2023

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total member's equity qualified for net capital | $ | 17,001 |
| | | |
| Deduction and/or charges | | |
| Non-allowable assets: | | |
| Commissions receivable | | 6,328 |
| Prepaid expenses | | 225 |
| | | |
| Total deductions and/or charges | | 6,553 |
| | | |
| Net Capital | $ | 10,448 |
| | | |
| **Aggregate Indebtedness** | $ | 875 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---:|
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| | | |
| Net capital in excess of minimum requirement | $ | 5,448 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .08 to 1 |

**Reconciliation of Computation of Net Capital**

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 as of March 31, 2023, and the Company's audited financial statements as of March 31, 2023. Accordingly, no reconciliation is necessary.

**Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the period.

**Statement Regarding Reserve Requirements and Possession or Control Requirements**

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) XLII Financial Services LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

XLII Financial Services LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about XLII Financial Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 8, 2023



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

## XLII Financial Services LLC

### Exemption Report

XLII Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Clarence Anderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

May 11, 2023